FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	May	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated May 24, 2005 (“TCS Launches BlackBerry 7250")	Page No 3

Document 1

May 24, 2005

FOR IMMEDIATE RELEASE

TCS Launches BlackBerry 7250

New Agreement with RIM Enables TCS to Offer Converged Voice/Data Solution for CDMA

ATLANTA, GA and WATERLOO, ON— TeleCommunication Systems, (TCS) (NASDAQ: TSYS), a leader in mission critical wireless data today announced an agreement with Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) to bring the BlackBerry 7250 Wireless Handheld™ to TCS customers in the United States..

With BlackBerry®, mobile professionals maintain wireless connectivity to a full suite of applications including email, phone, enterprise data, Internet, text messaging and organizer applications while on the go.

The BlackBerry 7250™ features Bluetooth® support for hands-free use with headset or car kit, a bright full color screen, 32MB of flash memory and full HTML Web browsing. The ergonomic and lightweight handheld allows users to manage their information and stay connected via a single, integrated device.

With the addition of the BlackBerry 7250, TCS furthers its position as a one-stop-shop for decision makers to provision their internal customers with wireless voice and data network access, wireless devices, ancillary applications, and professional services to create a comprehensive, “wireless desktop” experience for mobile professionals.

Gregg Smith, Senior Vice President of the Enterprise Division for TCS said, “We value our long-standing business relationship with RIM. By adding the ability to offer voice service in addition to data service, TCS is positioned to rapidly expand our mobile office portfolio, and RIM’s products and services are key components for TCS’ continued growth.”

“TCS is an experienced and trusted BlackBerry provider and we are pleased that TCS is expanding its offering to include the BlackBerry 7250,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “The BlackBerry 7250 combines phone, email and data applications in a single device and provides an optimized mobile experience.” BlackBerry from TCS keeps workforces connected to voice transmission, e-mail, contact information, and other enterprise data. Dedicated customer service and 24/7 technical support is also available from TCS, as well as add-on applications for easy access to information such as paging, Internet browsing, and document management. TCS also offers customized solutions for specific major markets including healthcare, financial services, transportation/logistics, and government. For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

About Telecommunication Systems, Inc.

TeleCommunication Systems, Inc. (TCS) (NASDAQ:TSYS) is a leading provider of mission critical wireless data solutions to carriers, enterprise and government customers. TCS’ wireless data offerings include location-based Enhanced 9-1-1 services, and messaging and location service infrastructure for wireless operators, real-time market data and alerts to financial institutions, mobile asset management and mobile office solutions for enterprises, and encrypted satellite communications to government customers. For more information visit www.telecomsys.com. For more information about the BlackBerry Solution from TCS visit www.blackberry.telecomsys.com.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, Research In Motion provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. Research In Motion technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. Research In Motion’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, Research In Motion operates offices in North America, Europe and Asia Pacific. Research In Motion is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Rita Thompson
TeleCommunication Systems
(410) 295-1865
rthompson@telecomsys.com

Courtney Flaherty
Brodeur for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Investor Contact:
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. These statements are based upon TCS’ current expectations and assumptions that are subject to a number of risks and uncertainties that would cause actual results to differ materially from those anticipated.

The actual results realized by the Company could differ materially from the statements made herein, depending in particular upon the risks and uncertainties described in the Company’s filings with the Securities and Exchange Commission (SEC). These include without limitation risks and uncertainties relating to the Company’s financial results and the ability of the Company to (i) reach and sustain profitability as early as anticipated, (ii) continue to rely on its customers and other third parties to provide additional products and services that create a demand its products and services, (iii) conduct its business in foreign countries, (iv) adapt and integrate new technologies into its products, (v) expand its business offerings in the new wireless data industry, (vi) develop software without any errors or defects, (vii) protect its intellectual property rights, and (viii) implement its sales and marketing strategy.

Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to update or revise the information in this press release, whether as a result of new information, future events or circumstances, or otherwise.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

_________________

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	May 24, 2005	By:	/s/ Dennis Kavelman (Signature)
Dennis Kavelman
Chief Financial Officer